September 20, 2024

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

       Re: Marblegate Capital Corp
           Amendment No. 5 to Draft Registration Statement on Form S-4 Supplemental Response Submitted April 5, 2024
           CIK No. 0001965052
Dear Andrew Milgram:

       We have reviewed your supplemental response and have the following comment.

        Please respond to this letter by providing any requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
Any references to prior comments are to comments in our May 17, 2024 letter.

General

1. Please refer to prior comment 2. We have considered the information provided in your responses and calls. We object to your conclusion that DePalma I and DePalma II meet the fundamental characteristics of an Investment Company under ASC 946. Please restate your financial statements and related disclosures or tell us why a restatement is not required.
 September 20, 2024
Page 2

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance